Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009
April 29, 2009 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today its operating results for the three months ended March 31, 2009.
Seanergy Maritime Holdings Corp. reported Net Income of $12.1 million for the three months ended March 31, 2009 and a Time Charter Equivalent, or TCE rate, of $51,727 per day.
First Quarter 2009 Financial Highlights:
•	Net Revenues of $26.2 million.

•	The Company owns and operates a fleet of 6 vessels, which Fleet utilization reached 99.9%.

•	EBITDA of $21.3 million for the three months ended March 31, 2009. Please refer to a subsequent section of the press release for a reconciliation of EBITDA to net income.

•	Net Income of $12.1 million, or $0.54 per basic and $0.50 diluted, share based on weighted average common shares outstanding of 22,361,227, basic, and 24,621,227 diluted.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., commenced operations on August 28, 2008.
Dale Ploughman, the Company’s Chief Executive Officer, stated: “We are pleased to report a profitable first quarter 2009 in line with our expectations and despite the current volatile market environment. Our performance during this quarter reflects the strong profitability of our vessels, which operate under time charters we had secured prior to the market decline, as well as our strategy implementation and focus on managing our vessels efficiently and cost effectively.
All six of our vessels charters are locked until September 2009 with a first class charterer, which limits our exposure to the volatile spot freight market and enables us to continue building our cash reserves.
The first quarter 2009 marked our second full quarter of operations following the completion of the business combination in August 2008. We continue to remain optimistic about the future of Seanergy and the long term dry bulk fundamentals. Our objective is to build the Company into a market leader expanding its fleet, revenues and profitability and enhancing shareholder value for the longer term.

We continue to look for accretive acquisitions of second hand vessels and we will remain prudent in our fleet expansion. Our strong liquidity and balance sheet are significant competitive advantages in today’s markets enabling us to take advantage of business opportunities as these may occur.
Although we continue to experience a volatile dry bulk market due to the disruptions in the global economy we remain optimistic about the long term prospects of our industry. Freight rates have rebounded from their lows of December 2008 and we expect the demand for dry bulk goods to improve along with the reopening of the credit markets as the global economy gradually recovers. We expect China to continue its appetite for infrastructure development. During the first quarter 2009, China imported record levels of iron ore despite a much weaker economy compared to prior years and this trend should continue as China’s GDP recovers to an annual growth rate of around 8%. As for the supply side, we continue to see scrapping of older vessels due to the weak freight rate environment and orders of new buildings getting cancelled or delayed due to the lack of financing. These factors should ultimately contribute to a healthier balance between supply and demand and improved freight market conditions.”
Christina Anagnostara, the Company’s Chief Financial Officer, stated: “As of today, we have available cash reserves of $47 million which together with our expected cash flow generation provides us with a strong financial position over and above simply meeting our scheduled debt repayments and capital expenditures. Going forward, the suspension of our dividend, which we announced in February 2009, will also allow us to preserve capital and reinforce our positioning in today’s challenging market environment.
“With a time charter equivalent rate of $51,727 per day, our net income margin was approximately 51% of net revenues and our free cash flow margin was approximately 78% of net revenues.”
Fleet Profile as of April 29, 2009

						Time
	Vessel	Capacity	Year		TC Rate	Charter
Vessel Name	Class	(DWT)	Built	Delivery Date	($)	Expiry
M/V Bremen Max	Panamax	73,503	1993	Sept. 11, 2008	65,000	Sept.-09
M/V Hamburg Max	Panamax	72,388	1994	Sept. 25, 2008	65,000	Sept.-09
M/V Davakis G.	Supramax	54,051	2008	Aug. 28, 2008	60,000	Sept.-09
M/V Delos Ranger	Supramax	54,051	2008	Aug. 28, 2008	60,000	Sept.-09
M/V African Zebra	Handysize	38,632	1985	Sept. 25, 2008	36,000	Sept.-09
M/V African Oryx	Handysize	24,110	1997	Aug. 28, 2008	30,000	Sept.-09
Total/Average		316,676	11 yrs

Fleet Data:
We commenced our operating activity on August 28, 2008 therefore comparative information for the first quarter 2008 is not available.

		Period Ended
		December 31, 2008
	Three Months Ended	(August 28, 2008
	March 31, 2009	December 31,2008)
Fleet Data:
Average Number of Vessels (1)	6.0	5.5
Ownership days (2)	540	686
Available days (3)	498	686
Operating days (4)	497.3	678.3
Fleet utilization (5)	99.9%	98.9%
Average Daily Results:
TCE rate (6)	$51,727	$49,362
Vessel operating expenses (7)	$5,206	$4,636
Management fee (8)	$559	$566
Total vessel operating expenses (9)	$5,765	$5,202

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the relevant period divided by the number of calendar days in the relevant period.
(2) Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(3) Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the three months ended March 31, 2009 the Company incurred 42 days off hire for vessel drydocking.
(4) Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(5) Fleet utilization is calculated by dividing the number of the fleet’s operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a Company’s efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.
(6) Time charter equivalent or TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

(In thousands of US Dollars except daily data)

Three Months Ended
March 31, 2009
Net Revenues from vessels	$26,242
Voyage expenses	(146)
Voyage expenses — related party	(336)

Net Operating Revenues	$25,760

Available Days	498

Daily Time charter equivalent rate	$51,727
(7) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:
(In thousands of US Dollars except daily data)

Three Months Ended
March 31, 2009
Operating expenses	$2,811
Ownership days	540
Daily vessel operating expenses	$5,206
(8) Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.
(9) Total vessel operating expenses or TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
2009 Estimated Drydocking and Maintenance Schedule:
The African Zebra commenced its scheduled drydocking on February 24, 2009, which is expected to be completed by mid-May, 2009. The Hamburg Max is re-scheduled to be drydocked at the end of May 2009. The cost of the African Zebra drydocking is expected to be $1.5 million. The Hamburg Max drydocking cost is expected to be between $1.1 million and $1.2 million.
Background Information:
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., commenced operations on August 28, 2008 following shareholder approval on August 26, 2008 for the business combination including the acquisition of six drybulk carriers from the Restis family. On August 28, 2008, the shareholders of Seanergy Maritime Holdings Corp. also approved the dissolution and liquidation of Seanergy Maritime Corp. which became effective on January 27, 2009.

The consolidated financial statements included in this release are for the three months ended March 31, 2009 and include the accounts of Seanergy Maritime Holdings Corp. and its acquired wholly owned subsidiaries, as well as Seanergy Maritime Corp., the Company’s predecessor.
Seanergy Maritime Corp. was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries.
Conference Call Details:
The Company’s management team will host a conference call to discuss the financial results tomorrow, Thursday, April 30, 2009, at 8:00 a.m. EDT
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote “Seanergy.”
A replay of the conference call will be available until May 7, 2009. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Condensed Consolidated Balance Sheets
March 31, 2009 and December 31, 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	March 31, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	40,238	27,543
Advances (trade) to related party	715	577
Inventories	658	872
Prepaid insurance expenses	144	574
Prepaid expenses and other current assets — related parties	281	248
Other current assets	41	—

Total current assets	42,077	29,814

Fixed assets:
Vessels, net	337,957	345,622
Office equipment, net	22	9

Total fixed assets	337,979	345,631

Other assets
Deferred finance charges	2,556	2,757

TOTAL ASSETS	382,612	378,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	25,500	27,750
Trade accounts and other payables	847	674
Due to underwriters	190	419
Accrued expenses	661	541
Accrued interest	143	166
Accrued charges on convertible promissory note due to shareholders	776	420
Deferred revenue — related party	2,692	3,029

Total current liabilities	30,809	32,999

Long-term debt, net of current portion	179,345	184,595
Convertible promissory note due to shareholders	28,778	29,043

Total liabilities	238,932	246,637

Consolidated shareholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $0.0001 par value; 100,000,000 and 89,000,000 authorized shares as at March 31, 2009 and December 31, 2008, respectively; 22,361,227 shares, issued and outstanding as at March 31, 2009 and December 31, 2008, respectively	2	2
Additional paid-in capital	166,361	166,361
Accumulated deficit	(22,683)	(34,798)

Total consolidated shareholders’ equity	143,680	131,565

Commitments and contingencies	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	382,612	378,202

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Condensed Consolidated Statements of Operations
For the three months ended March 31, 2009 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Three months ended March 31,
	2009	2008
Revenues:
Vessel revenue — related party	26,915	—
Commissions — related party	(673)	—

Vessel revenue — related party, net	26,242	—

Expenses:
Direct voyage expenses	(146)	—
Vessel operating expenses	(2,811)	—
Voyage expenses — related party	(336)	—
Management fees — related party	(302)	—
General and administration expenses	(858)	(463)
General and administration expenses — related party	(540)	—
Depreciation	(7,672)	—

Operating income (loss)	13,577	(463)
Other income (expense), net:
Interest and finance costs	(1,464)	—
Interest and finance costs — shareholders	(139)	—
Interest income — money market funds	140	1,555
Foreign currency exchange gains (losses), net	1	3

	(1,462)	1,558

Net income	12,115	1,095

Net income per common share
Basic	0.54	0.04

Diluted	0.50	0.03

Weighted average common shares outstanding
Basic	22,361,227	28,600,000

Diluted	24,621,227	40,896,510

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity
For the three months ended March 31, 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Common stock		Additional	Accumulated	Total shareholders’
	# of Shares	Par value	paid-in capital	deficit	equity
Balance December 31, 2008	22,361,227	2	166,361	(34,798)	131,565
Net income for the three months ended March 31, 2009	—	—	—	12,115	12,115

Balance March 31, 2009	22,361,227	2	166,361	(22,683)	143,680

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2009 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Three months ended March 31,
	2009	2008
Cash flows from operating activities:
Net income	12,115	1,095
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	7,672	—
Amortization of deferred finance charges	201	—
Changes in operating assets and liabilities:
(Increase) decrease in -
Advances (trade) to related party	(138)	—
Inventories	214	—
Trade accounts and other receivables	(41)	—
Prepaid insurance expenses	430	—
Prepaid expenses and other current assets — related parties	(33)	—
Prepaid expenses and other current assets	—	25
Accrued expenses	120	73
Trade accounts and other payables	173	—
Due to underwriters	(229)	—
Accrued charges on convertible note due to shareholders	205	—
Premium amortization on convertible note due to shareholders	(114)	—
Accrued interest	(23)	—
Deferred revenue — related party	(337)	—

Net cash provided by operating activities	20,215	1,193

Cash flows from investing activities:
Increase in trust account from interest earned on funds held in trust	—	(1,542)
Withdrawals from trust account	—	1,878
Additions to vessels	(6)
Additions to office furniture and equipment	(14)	—

Net cash provided by investing activities	(20)	336

Cash flows from financing activities:
Dividends paid	—	(1,631)
Repayment of long term debt	(7,500)	—

Net cash used in financing activities	(7,500)	(1,631)

Net increase (decrease) in cash	12,695	(102)
Cash and cash equivalents at beginning of period	27,543	2,211

Cash and cash equivalents at end of period	40,238	2,109

Cash paid for:
Interest	1,283	—

Seanergy Maritime Holdings Corp.
Reconciliation of EBITDA to Net Income
(All amounts expressed in thousand U.S. Dollars)

Three Months Ended
March 31,
2009
Net income	$12,115
Interest and finance costs, net (includes interest income)	1,463
Depreciation	7,672
EBITDA	$21,250

EBITDA consists of earnings before interest and finance cost, taxes and depreciation. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, and does not represent cash flow from operations. EBITDA is presented solely as a supplemental disclosure because management believes that it is a common measure of operating performance in the shipping industry.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. The Company purchased and took delivery of six dry bulk carriers in the third and fourth quarters of 2008 from companies associated with members of the Restis family. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 316,676 dwt and an average fleet age of approximately 11 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Alternext US LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
     For further information please visit our website at www.seanergymaritime.com

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com